Exhibit 99.1

Radware Reports First Quarter 2024 Financial Results

First Quarter 2024 Financial Results and Highlights
•	Revenue of $65.1 million, a decrease of 6% year-over-year
•	Cloud ARR of $67.0 million, an increase of 22% year-over-year
•	Non-GAAP EPS of $0.16; GAAP net loss per diluted share of $0.03
•	Cash flow from operations of $21.1 million.

TEL AVIV, Israel, May 8, 2024 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the first quarter ended March 31, 2024.

“We delivered a solid first quarter performance in 2024, exceeding the high-end of our revenue and EPS guidance while producing 22% year-over-year growth in cloud ARR,” said Roy Zisapel, Radware’s president and CEO. “During the quarter, we saw recovery in customer spending, driven by a slight improvement in the business environment and a surge in cyber-attacks. Looking ahead in 2024, we intend to capitalize on the strong growth across our cloud security business and partner channels and the market need for best-in-class critical security.  Combined with cost discipline, we believe we are well-positioned to return to revenue growth and improved profitability.”

Financial Highlights for the First Quarter 2024
Revenue for the first quarter of 2024 totaled $65.1 million:
•	Revenue in the Americas region was $27.1 million for the first quarter of 2024, the same as in the first quarter of 2023.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $22.7 million for the first quarter of 2024, a decrease of 24% from $29.7 million in the first quarter of 2023.
•	Revenue in the Asia-Pacific (“APAC”) region was $15.3 million for the first quarter of 2024, an increase of 25% from $12.2 million in the first quarter of 2023.

GAAP net loss for the first quarter of 2024 was $1.2 million, or $(0.03) per diluted share, compared to GAAP net loss of $3.1 million, or $(0.07) per diluted share, for the first quarter of 2023.

Non-GAAP net income for the first quarter of 2024 was $6.8 million, or $0.16 per diluted share, compared to non-GAAP net income of $6.1 million, or $0.14 per diluted share, for the first quarter of 2023.

As of March 31, 2024, the Company had cash, cash equivalents, short-term bank deposits, and marketable securities of $382.8 million. Cash flow from operations was $21.1 million in the first quarter of 2024.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, May 8, 2024, at 8:30 a.m. EDT to discuss its first quarter of 2024 results and the Company’s second quarter 2024 outlook. To participate on the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-609-800-9099 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, and the tensions between China and Taiwan; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure; outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns, such as the COVID-19 pandemic; our net losses in the past two years and possibility we may incur losses in the future; a slowdown in the growth of the cyber security and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

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About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, X, YouTube, and Radware Mobile for iOS.

©2024 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	74,626	70,538
Marketable securities	97,743	86,372
Short-term bank deposits	191,585	173,678
Trade receivables, net	20,486	20,267
Other receivables and prepaid expenses	9,199	9,529
Inventories	14,540	15,544
	408,179	375,928

Long-term investments
Marketable securities	18,853	33,131
Other assets	2,083	2,166
	20,936	35,297

Property and equipment, net	18,044	18,221
Intangible assets, net	14,726	15,718
Other long-term assets	37,052	37,967
Operating lease right-of-use assets	20,268	20,777
Goodwill	68,008	68,008
Total assets	587,213	571,916

Liabilities and equity

Current liabilities
Trade payables	5,704	4,298
Deferred revenues	101,892	105,012
Operating lease liabilities	4,537	4,684
Other payables and accrued expenses	42,757	41,021
	154,890	155,015

Long-term liabilities
Deferred revenues	72,513	60,499
Operating lease liabilities	15,279	16,020
Other long-term liabilities	15,164	17,108
	102,956	93,627

Equity
Radware Ltd. equity
Share capital	744	742
Additional paid-in capital	536,881	529,209
Accumulated other comprehensive income (loss)	(66)	77
Treasury stock, at cost	(366,588)	(365,749)
Retained earnings	118,590	119,812
Total Radware Ltd. shareholder's equity	289,561	284,091

Non–controlling interest	39,806	39,183

Total equity	329,367	323,274

Total liabilities and equity	587,213	571,916

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)

Revenues	65,085	69,041
Cost of revenues	12,812	13,306
Gross profit	52,273	55,735

Operating expenses, net:
Research and development, net	18,896	21,150
Selling and marketing	29,701	31,919
General and administrative	7,339	8,247
Total operating expenses, net	55,936	61,316

Operating loss	(3,663)	(5,581)
Financial income, net	3,608	3,491
Loss before taxes on income	(55)	(2,090)
Taxes on income	1,167	991
Net loss	(1,222)	(3,081)

Basic net loss per share attributed to Radware Ltd.'s shareholders	(0.03)	(0.07)

Weighted average number of shares used to compute basic net loss per share	41,750,203	44,053,402

Diluted net loss per share attributed to Radware Ltd.'s shareholders	(0.03)	(0.07)

Weighted average number of shares used to compute diluted net loss per share	41,750,203	44,053,402

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
GAAP gross profit	52,273	55,735
Share-based compensation	79	113
Amortization of intangible assets	992	992
Non-GAAP gross profit	53,344	56,840

GAAP research and development, net	18,896	21,150
Share-based compensation	1,722	1,959
Non-GAAP Research and development, net	17,174	19,191

GAAP selling and marketing	29,701	31,919
Share-based compensation	2,551	3,394
Non-GAAP selling and marketing	27,150	28,525

GAAP general and administrative	7,339	8,247
Share-based compensation	2,395	3,531
Acquisition costs	220	13
Non-GAAP general and administrative	4,724	4,703

GAAP total operating expenses, net	55,936	61,316
Share-based compensation	6,668	8,884
Acquisition costs	220	13
Non-GAAP total operating expenses, net	49,048	52,419

GAAP operating loss	(3,663)	(5,581)
Share-based compensation	6,747	8,997
Amortization of intangible assets	992	992
Acquisition costs	220	13
Non-GAAP operating income	4,296	4,421

GAAP financial income, net	3,608	3,491
Exchange rate differences, net on balance sheet items included in financial income, net	153	(775)
Non-GAAP financial income, net	3,761	2,716

GAAP loss before taxes on income	(55)	(2,090)
Share-based compensation	6,747	8,997
Amortization of intangible assets	992	992
Acquisition costs	220	13
Exchange rate differences, net on balance sheet items included in financial income, net	153	(775)
Non-GAAP income before taxes on income	8,057	7,137

GAAP taxes on income	1,167	991
Tax related adjustments	62	62
Non-GAAP taxes on income	1,229	1,053

GAAP net loss	(1,222)	(3,081)
Share-based compensation	6,747	8,997
Amortization of intangible assets	992	992
Acquisition costs	220	13
Exchange rate differences, net on balance sheet items included in financial income, net	153	(775)
Tax related adjustments	(62)	(62)
Non-GAAP net income	6,828	6,084

GAAP diluted net loss per share	(0.03)	(0.07)
Share-based compensation	0.16	0.20
Amortization of intangible assets	0.02	0.02
Acquisition costs	0.01	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	0.00	(0.02)
Tax related adjustments	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.16	0.14

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	42,875,058	44,762,161

Radware Ltd.
RECONCILIATION OF GAAP NET LOSS TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
GAAP net loss	(1,222)	(3,081)
Exclude: Financial income, net	(3,608)	(3,491)
Exclude: Depreciation and amortization expense	2,943	3,078
Exclude: Taxes on income	1,167	991
EBITDA	(720)	(2,503)

Share-based compensation	6,747	8,997
Acquisition costs	220	13
Adjusted EBITDA	6,247	6,507

	For the three months ended
	March 31,
	2024	2023
Amortization of intangible assets	992	992
Depreciation	1,951	2,086

	2,943	3,078

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net loss	(1,222)	(3,081)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,943	3,078
Share-based compensation	6,747	8,997
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	(73)	237
Loss related to securities, net	-	245
Decrease in accrued interest on bank deposits	(9)	(1,754)
Decrease in accrued severance pay, net	(58)	(69)
Increase in trade receivables, net	(219)	(1,005)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	605	(2,858)
Decrease in inventories	1,004	149
Increase (decrease) in trade payables	1,406	(1,637)
Increase in deferred revenues	8,894	746
Increase (decrease) in other payables and accrued expenses	1,483	(4,498)
Operating lease liabilities, net	(379)	214
Net cash provided by (used in) operating activities	21,122	(1,236)

Cash flows from investing activities:

Purchase of property and equipment	(1,774)	(1,768)
Proceeds from (investment in) other long-term assets, net	(25)	47
Proceeds from (investment in) bank deposits, net	(17,898)	9,200
Investment in, redemption of and purchase of marketable securities ,net	3,502	1,976
Net cash provided by (used in) investing activities	(16,195)	9,455

Cash flows from financing activities:

Proceeds from exercise of share options	-	220
Repurchase of shares	(839)	(12,742)
Net cash used in financing activities	(839)	(12,522)

Increase (decrease) in cash and cash equivalents	4,088	(4,303)
Cash and cash equivalents at the beginning of the period	70,538	46,185
Cash and cash equivalents at the end of the period	74,626	41,882